UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10145

Lyondell Chemical Company
(Exact name of registrant as specified in its charter)

1221 McKinney St.
Suite 700
Houston, Texas 77010
(713) 652-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share and
Preferred Share Purchase Rights
10.500% Senior Secured Notes due 2013
8.000% Senior Notes due 2014
8.250% Senior Notes due 2016
 (Title of each class of securities covered by this Form)

6.875% Senior Notes due 2017
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☑ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☑ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock and Preferred Share Purchase Rights:  1
10.500% Senior Secured Notes due 2013: 12
8.000% Senior Notes due 2014: 17
8.250% Senior Notes due 2016: 14

Pursuant to the requirements of the Securities Exchange Act of 1934, Lyondell Chemical Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 21, 2007                                                                LYONDELL CHEMICAL COMPANY

    By:           /s/ Kerry A. Galvin
    Name:         Kerry A. Galvin
    Title:           Senior Vice President and General Counsel